TRANSMISSÃO PAULISTA

02 DEC 10 AM 11:41

Data *São Paulo, december 02, 2002* *Ref.* ***CT/F/03455/2002***

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

02060901

Gentleman/Madam:

We inform you that according to the Terms of the Public Notice of Relevant Fact, attached herewith, since November 28, 2002, the Chief Financial Officer and Investors Relation Director of this Company is Mr. Cláudio Cintrão Forghieri who replaced Mrs. Sandra Maria de São Thiago Lopes Piccardi. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx : (0xx11) 3138-7000

TRANSMISSÃO
PAULISTA

Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Company - CNPJ 02.998.611/0001-04

RELEVANT FACT

In compliance with the provisions of CVM Instruction No. 358 of January 3, 2002, Companhia de Transmissão de Energia Paulista informs that the Chief Financial Officer and Investors Relation Director, Mrs. Sandra Maria de São Thiago Lopes Piccardi, resigned from her office on November 28, 2002, being designated and installed in that office, at that same date, "ad referendum" of the Board of Directors, as provided for in article 22 of the Company's Bylaws, Mr. Cláudio Cintrão Forghieri.

São Paulo, November 29, 2002

Cláudio Cintrão Forghieri
Chief Financial Officer and
Investors Relation Director

TRANSMISSÃO
PAULISTA

02 DEC 10 AM 11:41

Data São Paulo, december 4, 2002 Ref.CT/F/03496/2002

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing a copy of Companhia de Transmissão de Energia Elétrica Paulista's Call Notice of the Minutes of the Extraordinary General Shareholders Meetings for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO
PAULISTA

COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
CNPJ 02.998.611/0001-04
OPEN CAPITAL COMPANY

EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING
CALL NOTICE

As provided for in Article 11 of the Bylaws, the Shareholders are called to meet in an Extraordinary General Shareholders' Meeting of this Company, to be held on December 19, 2002, at 10:00 a.m., in its head office, at Rua Bela Cintra, 847 - 9th floor, in this city, in order to deliberate on the following Agenda:

1. Amendment to the Bylaws, in compliance with the provision of Law No. 10,303/01, that amended Law 6,404/76, as well as wording adjustments in the following provisions: article 1; article 5; article 8, sole paragraph; article 13 and paragraphs; article 15; article 17, subsections VI and XII; article 21; article 22; article 23, subsection V; article 25 § 2; article 28 § 2; article 31 and paragraphs; article 32 and subsections.

2. Other matters of corporate interest.

As provided for in § 3 of article 135 of Law No 6,404/76, the documents that corroborate the proposals of amendments to the Bylaws are at the Shareholders' disposal at the Company's head office.

São Paulo, November 25, 2002

Mauro Guilherme Jardim Arce
President of the Board of Directors